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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-49386

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 05 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-11-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
THOMPSON DAVIS & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

919 EAST MAIN STREET, 16TH FLOOR
(No. and Street)

RICHMOND (City) VA (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. ELAINE ALTIZER 804-644-6381
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODMAN & COMPANY, LLP.
(Name — *if individual, state last, first, middle name*)

ONE COMMERCIAL PLACE, SUITE 800 NORFOLK VA 23510
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

MAR 21 2003

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, J. Elaine Altizer, affirm [or swear] that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Thompson Davis & Co., Inc. for the year ended December 31, 2002, are true and correct. We further affirm [or swear] that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

J. Elaine Altizer
Signature Date

CFO
Title

State of VA

County/City of Richmond

Sworn before me on this date, the 28th of February, 20 03.

Danielle Taylor
Notary Public

My commission expires 2/26/06

Thompson, Davis & Co., Inc.
Table of Contents

This report contains (check all applicable boxes):

Financial Statement
December 31, 2002

TD&Co

Thompson, Davis & Company

(S.E.C.I.D. No. 8-49386)

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Goodman & Company

There's power in our numbers.

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Thompson, Davis & Co., Inc.

Contents

Goodman & Company
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Report of Independent Auditors

Board of Directors and Stockholders
Thompson, Davis & Co., Inc.

We have audited the accompanying statement of financial condition of Thompson, Davis & Co., Inc. as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Thompson, Davis & Co., Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Goodman & Company, LLP

Norfolk, Virginia
January 27, 2003

One Commercial Place, Suite 800, Norfolk, VA 23510-2119
ph: 757.624.5100 fax: 757.624.5233 www.goodmanco.com

Thompson, Davis & Co., Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$ 448,454
Due from correspondent broker	482,770
Securities owned, corporate equities	33,352
Property and equipment, net of accumulated depreciation and amortization	209,952
Other assets	78,801
	$ 1,253,329
Liabilities and Stockholders' Equity	
Accounts payable	$ 51,873
Accrued liabilities	301,912
Securities sold, not yet purchased	11,952
Total Liabilities	365,737
Equity	
Common stock - no par value	725,000
Retained earnings	162,592
	887,592
	$ 1,253,329

The accompanying notes are an integral part of these financial statements.

December 31, 2002

1. Nature of Operations

Incorporated in the State of New York and headquartered in Richmond, Virginia, Thompson, Davis & Co., Inc. (the "Company") began conducting business as a registered broker-dealer on July 11, 2002. The Company introduces its accounts to a clearing broker, which provides execution, clearance and data processing services for the Company. The Company provides financial services to both retail and institutional clients nationwide and maintains offices in Richmond, Virginia and Winston-Salem, North Carolina. As a broker-dealer, the Company is subject to regulations of the Securities and Exchange Commission and the National Association of Securities Dealers.

2. Accounting Policies

Cash and Cash Equivalents

Cash is defined as cash deposited in FDIC insured institutions. The Company has cash deposits in financial institutions in excess of the amount insured by agencies of the federal government of $356,740 at December 31, 2002. In evaluating this credit risk, the Company periodically evaluates the stability of these financial institutions.

Trading and Investment Securities

Company securities transactions are recorded in the accounts on a trade date basis.

All securities are considered trading and are carried at market value. The resulting unrealized gains and losses are reflected in the results of operations. Realized gains and losses are computed using the specific identification method.

Depreciation and Amortization

Property, plant and equipment is carried at cost. Depreciation and amortization are calculated using the straight-line method over estimated useful lives ranging from 3 to 7 years.

Income Taxes

Income taxes are recognized for the amount of income taxes payable for the fiscal year ended October 31, 2002. The effects of income taxes are measured based on enacted tax laws and rates. The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code effective November 1, 2002. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the Company's income or loss. Consequently, the Company has not recorded deferred taxes for the period ended October 31, 2002.

2. Accounting Policies (continued)

Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from estimates used.

3. Property and Equipment

Property and equipment consist of the following at December 31, 2002:

	Cost	Accumulated Depreciation	Net Book Value
Furniture and equipment	$ 196,263	$ (20,166)	$ 176,097
Leasehold improvements	37,617	(3,762)	33,855
Total	**$ 233,880**	**$ (23,928)**	**$ 209,952**

4. Accrued Liabilities

Accrued liabilities consist of the following at December 31, 2002:

Accrued compensation	$ 276,912
Taxes payable	25,000
Total	**$ 301,912**

5. Stockholders' Equity

During the period, the Company amended its Certificate of Incorporation to authorize 10,000 shares of no par value stock and issued 1,000 shares of no par value common stock for $725,000 cash.

6. Net Capital Requirements

The Company is subject to Rule 15c3-1 that requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At December 31, 2002, net capital was $592,653, and was $342,653 in excess of the required net capital of $250,000. The Company's ratio of aggregated indebtedness to net capital was .60 to 1.

7. Financial Instruments with Off-Balance Sheet Risk

As a securities broker, the Company is engaged in buying and selling securities as agent for a diverse group of domestic corporations, institutional and individual investors and as principal for its own account. The Company introduces these transactions for clearance to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary. The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

8. Lease Commitments

The Company leases commercial office space in Richmond, Virginia and Winston-Salem, North Carolina under two leases. Those leases expire in 2006 and 2007. The minimum future rental payments under those leases are as follows:

2003	$ 96,975
2004	99,825
2005	107,136
2006	103,238
2007	53,371

Rent expense for December 31, 2002 amounted to $39,868.

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Supplemental Report on Internal Control

Board of Directors and Stockholders
Thompson, Davis & Co., Inc.

In planning and performing our audit of the financial statements of Thompson Davis & Co. (the "Company") for the period ended December 31, 2002, (on which we issued our report dated January 27, 2003) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements of prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

One Commercial Place, Suite 800, Norfolk, VA 23510-2119
ph: 757.624.5100 fax: 757.624.5233 www.goodmanco.com

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate to meet the Commission's objectives at December 31, 2002.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers , Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and in not intended to be and should not be used by anyone other than those specified parties.

Goodman & Company, LLP

Norfolk, Virginia
January 27, 2003